NEWS RELEASE

Brookfield Office Properties Takes Long Lease Ownership of London Wall Place from the City of London Corporation

Oxford Properties enters joint venture agreement with Brookfield Office Properties to develop site

London, 12 July 2012 - Brookfield Office Properties Inc. (BPO: NYSE/TSX) announces that it has taken a long lease ownership of the London Wall Place development site following the assignment of Hammerson’s  Option Agreement, approved by  the City of London Corporation.

Oxford Properties, the real estate arm of the OMERS Worldwide group of companies, has now agreed to a 50/50 joint venture with Brookfield to develop the London Wall Place site.

The initial payment to acquire the option was £1.75m for design work carried out with an additional £22.23m paid to the City of London today. Brookfield and Oxford Properties are funding their pro-rata shares. Further payments are due over the next few years as the development progresses.

The 1.8 acre site is situated in a core location within the City near the major transport hub of Moorgate Station and in close proximity to St Paul’s. The site has over 200m of frontage, and Planning Permission for a two-building office scheme of 300,000 sq. ft. and 200,000 sq. ft.

Martin Jepson, Senior Vice-President, Development and Investment, Brookfield Office Properties, Europe, commented: “London Wall Place is a great acquisition for us. The size of the site and its proximity to good transport links and local amenities makes it one of the most attractive development sites in the City.

“We are also extremely pleased to be launching a joint venture initiative in partnership with Oxford Properties to develop the site. Like Brookfield, Oxford Properties has a long track record of delivering and managing quality office assets and we look forward to maximising the commercial potential of the site through the application of our joint expertise.”

Paul Brundage, Executive Vice President, Senior Managing Director Europe of Oxford Properties commented: “Our investment in London Wall Place is consistent with Oxford Properties’ UK strategy and is further evidence of our long-term commitment to, and confidence in, the strength of the London market. As one of London’s prime development sites, our investment in London Wall Place represents targeted expansion of the development arm of our European portfolio. London Wall Place is a direct complement to our wider existing investment and development portfolio, which includes 122 Leadenhall, MidCity Place, Watermark Place and Green Park.

“We are very pleased to partner with Brookfield and look forward to leveraging the complementary strengths of our two organisations to maximise the development potential and investment returns of this landmark site.”

Michael Cassidy, the elected Chairman of the City of London Corporation’s Property Investment Board said:

‘‘This is a globally important headquarters office site in the City of London and will benefit from the arrival of the new Crossrail link in 2018, providing a speedy connection to Heathrow. I am really pleased that Brookfield and Oxford Properties have taken on this site. It epitomises the magic cluster effect of excellent transport links, first-class street infrastructure, highly attractive workplaces and the available supply of a highly skilled work force, all of which helps to maintain the City as a major world financial centre.

“We look forward to working with Brookfield and Oxford Properties to see this vision realised.”

ends –

For further information please contact:

Brookfield Office Properties

UK:

Ged Brumby at Smithfield

(0)20 7903 0674

gbrumby@smithfieldgroup.com

North America:

Melissa Coley, VP, Investor Relations & Communications at Brookfield

212-417-7215

Melissa.coley@brookfieldproperties.com

City of London Corporation

Sanjay Odedra, Senior Media Officer, City of London Corporation

020 7332 1835 / 07831 542856

sanjay.odedra@cityoflondon.gov.uk

Oxford Properties

Ceri Edwards at Redwood Consulting

07515 050 337

ceri@redwoodconsulting.co.uk

About Oxford Properties

Oxford Properties Group, the real estate arm of the OMERS Worldwide Group of Companies, is a global platform for real estate investment, development and management, with over 1,300 employees and approximately $20 billion of real assets that it manages for itself and on behalf of its co-owners and investment partners. Established in 1960, Oxford was acquired in 2001 by OMERS, one of Canada's largest pension funds with over $53 billion in assets. Oxford has regional offices in Toronto, London and New York, each with investment, development and management professionals who have deep real estate expertise and local market insight. For more information visit www.oxfordproperties.com

About the City of London Corporation

The City of London Corporation is a uniquely diverse organisation. It supports and promotes the City as the world leader in international finance and business services and provides local services and policing for those working in, living in and visiting the Square Mile. It also provides valued services to London and the nation. These include the Barbican Centre and the Guildhall School of Music & Drama; the Guildhall Library and Art Gallery and London Metropolitan Archive; a range of education provision (including three City Academies); five Thames bridges (including Tower Bridge and the Millennium Bridge); the Central Criminal Court at Old Bailey; over 10,000 acres of open spaces (including Hampstead Heath and Epping Forest), and three wholesale food markets. It is also London’s Port Health Authority and runs the Animal Reception Centre at Heathrow. It works in partnership with neighbouring boroughs on the regeneration of surrounding areas and the City of London Corporation’s charity, the City Bridge Trust, which it oversees, donates more than £15m to charity annually.

 About Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada, Australia and Europe. Its portfolio is comprised of interests in 110 properties totaling 78 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Seattle, Toronto, Calgary, Ottawa, Sydney, Melbourne, Perth and London, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, and Darling Park in Sydney. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Office Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company's accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Office Properties – Company and Real Estate Industry Risks,” and in the company’s most recent interim report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.